================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THEREFO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 5)

                                BIOENVISION, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    09059N100
                                 (CUSIP Number)

                                ANDREW NICHOLSON
                    PERSEUS-SOROS BIOPHARMACEUTICAL FUND, LP
                         888 SEVENTH AVENUE, 30TH FLOOR
                               NEW YORK, NY 10106
                            TEL. NO.: (212) 651-6383
                     (Name, Address and Telephone Number of
                                Person Authorized
                     to Receive Notices and Communications)

                                 with a copy to

                              JOHN C. KENNEDY, ESQ.
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064

                                  MAY 29, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================

CUSIP NO. 09059N100                                                Page 2 of 17

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Perseus-Soros BioPharmaceutical Fund, LP

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)   [_]

         (b)   [X]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
               [_]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

-------------------------------------------------------------------------------
                                          7     SOLE VOTING POWER
                                                0
             NUMBER OF                    -------------------------------------
              SHARES                      8     SHARED VOTING POWER
           BENEFICIALLY                         7,950,053 (1)
             OWNED BY                     -------------------------------------
               EACH                       9     SOLE DISPOSITIVE POWER
             REPORTING                          0
              PERSON                      -------------------------------------
               WITH                       10    SHARED DISPOSITIVE POWER
                                                7,950,053 (1)

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,950,053 (1)

-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
               [_]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.3%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN

-------------------------------------------------------------------------------
------------
(1) Assumes (i) full conversion of 2,250,000 shares of Series A Convertible Preferred Stock which are convertible into 4,500,000 shares of Common Stock and
(ii) exercise of a Warrant to purchase 75,009 shares of Common Stock.

CUSIP NO. 09059N100                                                Page 3 of 17

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Perseus-Soros Partners, LLC

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)   [_]

         (b)   [X]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
               [_]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

-------------------------------------------------------------------------------
                                          7     SOLE VOTING POWER
                                                0
             NUMBER OF                    -------------------------------------
              SHARES                      8     SHARED VOTING POWER
           BENEFICIALLY                         7,950,053 (1)(2)
             OWNED BY                     -------------------------------------
               EACH                       9     SOLE DISPOSITIVE POWER
             REPORTING                          0
              PERSON                      -------------------------------------
               WITH                       10    SHARED DISPOSITIVE POWER
                                                7,950,053 (1)(2)

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,950,053 (1)(2)

-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
               [_]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.3%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO

-------------------------------------------------------------------------------
------------
(1) Consists of 7,950,053 shares of Common Stock beneficially owned by Perseus-Soros Partners, LLC ("Perseus-Soros Partners") solely in its capacity as sole general partner of Perseus-Soros.
(2) Assumes (i) full conversion of 2,250,000 shares of Series A Convertible Preferred Stock which are convertible into 4,500,000 shares of Common Stock and
(ii) exercise of a Warrant to purchase 75,009 shares of Common Stock.

CUSIP NO. 09059N100                                                Page 4 of 17

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         Perseus BioTech Fund Partners, LLC

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)   [_]

         (b)   [X]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
               [_]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

-------------------------------------------------------------------------------
                                          7     SOLE VOTING POWER
                                                0
             NUMBER OF                    -------------------------------------
              SHARES                      8     SHARED VOTING POWER
           BENEFICIALLY                         7,950,053 (1)(2)
             OWNED BY                     -------------------------------------
               EACH                       9     SOLE DISPOSITIVE POWER
             REPORTING                          0
              PERSON                      -------------------------------------
               WITH                       10    SHARED DISPOSITIVE POWER
                                                7,950,053 (1)(2)

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,950,053 (1)(2)

-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
               [_]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.3%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO

-------------------------------------------------------------------------------
------------
(1) Consists of 7,950,053 shares of Common Stock beneficially owned by Perseus BioTech Fund Partners, LLC ("Perseus Partners") solely in its capacity as a managing member of Perseus-Soros Partners, which is the sole general partner of Perseus-Soros.
(2) Assumes (i) full conversion of 2,250,000 shares of Series A Convertible Preferred Stock which are convertible into 4,500,000 shares of Common Stock and
(ii) exercise of a Warrant to purchase 75,009 shares of Common Stock.

CUSIP NO. 09059N100                                                Page 5 of 17

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         SFM Participation, L.P.

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)   [_]

         (b)   [X]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
               [_]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

-------------------------------------------------------------------------------
                                          7     SOLE VOTING POWER
                                                0
             NUMBER OF                    -------------------------------------
              SHARES                      8     SHARED VOTING POWER
           BENEFICIALLY                         7,950,053 (1)(2)
             OWNED BY                     -------------------------------------
               EACH                       9     SOLE DISPOSITIVE POWER
             REPORTING                          0
              PERSON                      -------------------------------------
               WITH                       10    SHARED DISPOSITIVE POWER
                                                7,950,053 (1)(2)

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,950,053 (1)(2)

-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
               [_]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.3%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN

-------------------------------------------------------------------------------
------------
(1) Consists of 7,950,053 shares of Common Stock beneficially owned by SFM Participation, L.P. ("SFM Participation") solely in its capacity as a managing member of Perseus-Soros Partners, which is the sole general partner of Perseus-Soros.
(2) Assumes (i) full conversion of 2,250,000 shares of Series A Convertible Preferred Stock which are convertible into 4,500,000 shares of Common Stock and
(ii) exercise of a Warrant to purchase 75,009 shares of Common Stock.

CUSIP NO. 09059N100                                                Page 6 of 17

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         SFM AH LLC

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)   [_]

         (b)   [X]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
               [_]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

-------------------------------------------------------------------------------
                                          7     SOLE VOTING POWER
                                                0
             NUMBER OF                    -------------------------------------
              SHARES                      8     SHARED VOTING POWER
           BENEFICIALLY                         7,950,053 (1)(2)
             OWNED BY                     -------------------------------------
               EACH                       9     SOLE DISPOSITIVE POWER
             REPORTING                          0
              PERSON                      -------------------------------------
               WITH                       10    SHARED DISPOSITIVE POWER
                                                7,950,053 (1)(2)

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,950,053 (1)(2)

-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
               [_]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.3%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO

-------------------------------------------------------------------------------
------------
(1) Consists of 7,950,053 shares of Common Stock beneficially owned by SFM AH LLC ("SFM AH") solely in its capacity as the general partner of SFM Participation, which is a managing member Perseus-Soros Partners, which is the sole general partner of Perseus-Soros.
(2) Assumes (i) full conversion of 2,250,000 shares of Series A Convertible Preferred Stock which are convertible into 4,500,000 shares of Common Stock and
(ii) exercise of a Warrant to purchase 75,009 shares of Common Stock.

CUSIP NO. 09059N100                                                Page 7 of 17

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         Perseuspur, LLC

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)   [_]

         (b)   [X]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
               [_]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

-------------------------------------------------------------------------------
                                          7     SOLE VOTING POWER
                                                0
             NUMBER OF                    -------------------------------------
              SHARES                      8     SHARED VOTING POWER
           BENEFICIALLY                         7,950,053 (1)(2)
             OWNED BY                     -------------------------------------
               EACH                       9     SOLE DISPOSITIVE POWER
             REPORTING                          0
              PERSON                      -------------------------------------
               WITH                       10    SHARED DISPOSITIVE POWER
                                                7,950,053 (1)(2)

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,950,053 (1)(2)

-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
               [_]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.3%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO

-------------------------------------------------------------------------------
------------
(1) Consists of 7,950,053 shares of Common Stock beneficially owned by Perseuspur, LLC ("Perseuspur"), solely in its capacity as the managing member of Perseus Partners, which is a managing member of Perseus-Soros Partners, which is the sole general partner of Perseus-Soros.
(2) Assumes (i) full conversion of 2,250,000 shares of Series A Convertible Preferred Stock which are convertible into 4,500,000 shares of Common Stock and
(ii) exercise of a Warrant to purchase 75,009 shares of Common Stock.

CUSIP NO. 09059N100                                                Page 8 of 17

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         Frank H. Pearl (in the capacity described herein)

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)   [_]

         (b)   [X]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
               [_]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

-------------------------------------------------------------------------------
                                          7     SOLE VOTING POWER
                                                0
             NUMBER OF                    -------------------------------------
              SHARES                      8     SHARED VOTING POWER
           BENEFICIALLY                         7,950,053 (1)(2)
             OWNED BY                     -------------------------------------
               EACH                       9     SOLE DISPOSITIVE POWER
             REPORTING                          0
              PERSON                      -------------------------------------
               WITH                       10    SHARED DISPOSITIVE POWER
                                                7,950,053 (1)(2)

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,950,053 (1)(2)

-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
               [_]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.3%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN

-------------------------------------------------------------------------------
------------
(1) Consists of 7,950,053 shares of Common Stock beneficially owned by Mr. Pearl, solely in his capacity as the sole member of Perseuspur, which is the managing member of Perseus Partners, which is a managing member of Perseus-Soros Partners, which is the sole general partner of Perseus-Soros.
(2) Assumes (i) full conversion of 2,250,000 shares of Series A Convertible Preferred Stock which are convertible into 4,500,000 shares of Common Stock and
(ii) exercise of a Warrant to purchase 75,009 shares of Common Stock.

CUSIP NO. 09059N100                                                Page 9 of 17

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         Soros Fund Management LLC

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)   [_]

         (b)   [X]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
               [_]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

-------------------------------------------------------------------------------
                                          7     SOLE VOTING POWER
                                                0
             NUMBER OF                    -------------------------------------
              SHARES                      8     SHARED VOTING POWER
           BENEFICIALLY                         7,950,053 (1)(2)
             OWNED BY                     -------------------------------------
               EACH                       9     SOLE DISPOSITIVE POWER
             REPORTING                          0
              PERSON                      -------------------------------------
               WITH                       10    SHARED DISPOSITIVE POWER
                                                7,950,053 (1)(2)

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,950,053 (1)(2)

-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
               [_]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.3%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO; IA

-------------------------------------------------------------------------------
------------
(1) Consists of 7,950,053 shares of Common Stock beneficially owned by Soros Fund Management LLC ("SFM LLC"), solely in its capacity as the sole managing member of SFM AH, which is the general partner of SFM Participation, which is a managing member of Perseus-Soros Partners, which is the sole general partner of Perseus-Soros.
(2) Assumes (i) full conversion of 2,250,000 shares of Series A Convertible Preferred Stock which are convertible into 4,500,000 shares of Common Stock and
(ii) exercise of a Warrant to purchase 75,009 shares of Common Stock.

CUSIP NO. 09059N100                                               Page 10 of 17

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         George Soros (in the capacity described herein)

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)   [_]

         (b)   [X]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
               [_]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

-------------------------------------------------------------------------------
                                          7     SOLE VOTING POWER
                                                0
             NUMBER OF                    -------------------------------------
              SHARES                      8     SHARED VOTING POWER
           BENEFICIALLY                         7,950,053 (1)(2)
             OWNED BY                     -------------------------------------
               EACH                       9     SOLE DISPOSITIVE POWER
             REPORTING                          0
              PERSON                      -------------------------------------
               WITH                       10    SHARED DISPOSITIVE POWER
                                                7,950,053 (1)(2)

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,950,053 (1)(2)

-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
               [_]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.3%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IA

-------------------------------------------------------------------------------
------------
(1) Consists of 7,950,053 shares of Common Stock beneficially owned by Mr. George Soros ("Mr. Soros"), Chairman of SFM LLC, which is the sole managing member of SFM AH of which is the general partner of SFM Participation, which is a managing member of Perseus-Soros Partners, which is the sole general partner of Perseus-Soros.
(2) Assumes (i) full conversion of 2,250,000 shares of Series A Convertible Preferred Stock which are convertible into 4,500,000 shares of Common Stock and
(ii) exercise of a Warrant to purchase 75,009 shares of Common Stock.

CUSIP NO. 09059N100                                               Page 11 of 17

                                  SCHEDULE 13D

Item 1.  SECURITY AND ISSUER.

              This Amendment No. 5 to Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of Bioenvision, Inc., a Delaware corporation (the "Company"). This Amendment No. 5 supplementally amends the initial statement on Schedule 13D, filed with the Securities and Exchange Commission on May 20, 2002, as amended by Amendment No. 1 filed on January 8, 2003, Amendment No. 2 filed on May 17, 2004, Amendment No. 3 filed on December 17, 2004, and Amendment No. 4 filed on December 21, 2004 (collectively, the "Initial Statement"), filed by the Reporting Persons, and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 345 Park Avenue, 41st Floor, New York, New York 10154. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.  IDENTITY AND BACKGROUND.

              On December 27, 2002, George Soros appealed a decision of the 11e Chambre du Tribunal Correctionnel in Paris, France that fined him 2.2 million euros on December 20, 2002 based on a finding of insider trading with respect to trading in securities of Societe Generale in 1988. On March 24, 2005, the Paris Court of Appeal affirmed the decision of the 11e Chambre du Tribunal Correctionnel and on June 14, 2006 the Cour de Cassation upheld such decision, but ordered the Court of Appeal to determine whether the fine should be reduced. On December 13, 2006, George Soros appealed the decision to the European Court of Human Rights. On March 20, 2007, the Paris Court of Appeal reduced the fine imposed against George Soros from 2.2 million euros to 940,000 euros.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              No material change.

Item 4.  PURPOSE OF TRANSACTION.

              ITEM 4 IS HEREBY  AMENDED  BY  ADDING  THE  FOLLOWING  AT THE END
THEREOF:

              The Company entered into an Agreement and Plan of Merger, dated as of May 29, 2007 (the "Merger Agreement"), by and among Genzyme Corporation, a Massachusetts corporation ("Parent"), Wichita Bio Corporation, a Delaware corporation and direct or indirect wholly owned subsidiary of Parent ("Merger Sub") and the Company. Pursuant to the Merger Agreement, Merger Sub has agreed to make a cash tender offer to acquire (1) all shares of the issued and outstanding Common Stock of the Company and (2) all shares of the issued

CUSIP NO. 09059N100                                               Page 12 of 17


and outstanding Series A Convertible Preferred Stock of the Company (the "Offer") and thereafter merge with and into the Company (the "Merger") with the result that the Company becomes a wholly owned subsidiary of Parent. This Amendment No. 5 is being filed as a result of Perseus-Soros entering into a Tender and Voting Agreement, dated as of May 29, 2007 (the "Voting Agreement"), with Parent and Merger Sub in connection with their efforts to consummate the acquisition of the Company. The description of the Voting Agreement contained herein is qualified in its entirety by the provisions of the Voting Agreement referenced as Exhibit 2 hereto.

              GRANT OF PROXY; VOTING AGREEMENT

              Pursuant to the Voting Agreement, Perseus-Soros irrevocably appointed Parent as its proxy to vote any shares of Common Stock of the Company or securities exchangeable, exercisable or convertible into Common Stock (collectively, the "Securities") for the adoption and aproval of the Merger Agreement and Merger at any annual, special or other meeting or action of the shareholders of the Company, as applicable, or at any adjournment thereof or pursuant to any consent of the shareholders of the Company, in lieu of a meeting or otherwise, whether before or after the closing of the Offer.

              Additionally, if Parent elects not to exercise its rights to vote the Securities held by Perseus-Soros, Perseus-Soros agreed with Parent and Merger Sub to vote the Common Stock and the Securities in favor of or give its consent to, as applicable, a proposal to adopt and approve the Merger Agreement and the Merger at any annual, special or other meeting or action of the shareholders of the Company, in lieu of a meeting or otherwise.

              TENDER

              Pursuant to the Voting Agreement, Perseus-Soros agreed with Parent and Merger Sub, in exchange for the consideration described in the Merger Agreement, to tender the Common Stock and Securities it holds to Merger Sub in the Offer as soon as practicable following the commencement of the Offer but no later than five (5) business days following the commencement of the Offer, and also agreed to not withdraw any Common Stock or Securities tendered unless the Offer is terminated.

              LOCK-UP

              Pursuant to the Voting Agreement, Perseus-Soros agreed with Parent and Merger Sub that from May 29, 2007 through December 31, 2007 it would not, subject to certain limited exceptions, (a) directly or indirectly, sell, transfer, assign, pledge, hypothecate, tender, encumber or otherwise dispose of or limit

CUSIP NO. 09059N100                                               Page 13 of 17


its right to vote in any manner any Common Stock or Securities, or agree to do any of the foregoing, or (b) take any action which would have the effect of preventing or disabling Perseus-Soros from performing its obligations under the Voting Agreement.

              NON-SOLICITATION

              Pursuant to the Voting Agreement, Perseus-Soros agreed with Parent and Merger Sub that from May 29, 2007 through December 31, 2007 it would not, and would not permit its representatives to, subject to certain limited exceptions, directly or indirectly, (a) solicit, initiate or encourage the submission of any acquisition proposal or of any other sale, transfer, pledge or other disposition or conversion of any of the Common Stock or Securities or of any of the other debt or equity securities of the Company, or (b)
participate in or knowingly encourage any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, enter into any agreement with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any acquisition proposal or any other sale, transfer, pledge or other disposition or conversion of any of the Common Stock or Securities or of any of the other debt or equity securities of the Company, in any case, from, to or with any person other than Parent or Merger Sub.

              MATTERS RELATED TO THE COMPANY'S SERIES A CONVERTIBLE PREFERRED STOCK

              Pursuant to the Voting Agreement, Perseus-Soros, among other things, (i) agreed with Parent and Merger Sub to elect to receive the amounts payable with respect to its shares of the Company's Series A Convertible Preferred Stock under the Merger Agreement and not the amounts that it otherwise would have been entitled under the terms of the Series A Convertible Preferred Stock as set forth in the Certificate of Designation for the Series A Convertible Preferred Stock and (ii) consented to the Offer, the Merger and the other transactions contemplated by the Merger Agreement for all purposes as required under the terms of the Series A Convertible Preferred Stock as set forth in the Certificate of Designation for the Series A Convertible Preferred Stock.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

              Item 5 is hereby amended and restated in its entirety as follows:

              In accordance with the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, as of May 3, 2007, there were 55,035,739 shares of Common Stock outstanding.

CUSIP NO. 09059N100                                               Page 14 of 17


              (a) Pursuant to Rule 13d-3 of the Exchange Act, each of the Reporting Persons may be deemed the beneficial owner of 7,950,053 shares of Common Stock, which constitutes approximately 13.3% of the total number of shares of Common Stock outstanding. The 7,950,053 shares of Common Stock of which Perseus-Soros may be deemed the beneficial owner consists of the following: A) 3,375,044 shares of Common Stock held for the account of Perseus-Soros, B) 4,500,000 shares of Common Stock issuable upon the conversion of 2,250,000 shares of the Company's Series A Preferred Stock held for the account of Perseus-Soros and C) 75,009 shares of Common Stock issuable upon the exercise of the May Warrants held for the account of Perseus-Soros.

              (b) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D and as a result of the provisions of the Voting Agreement, each of the Reporting Persons may be deemed to have shared power to direct the voting and disposition of the 7,950,053 shares of Common Stock beneficially owned by Perseus-Soros assuming the exercise and conversion of all of the securities held for the account of Perseus-Soros.

              (c) On May 2, 2007, Perseus-Soros exercised a warrant for the purchase of 3,000,000 shares of Common Stock (the "Warrant"). The Warrant had an exercise price of $2.00 per share, was immediately exercisable and was originally acquired by Perseus-Soros on May 7, 2002.

              (d) The partners of Perseus-Soros have the right to participate in the receipt of dividends from, or proceeds from the sales of, the shares of Common Stock or other securities held for the account of Perseus-Soros in accordance with their ownership interests in Perseus-Soros.

              (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              The information in Item 4 is incorporated herein by reference; otherwise, the information set forth in Item 6 of the Original Schedule 13D remains unchanged.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit 1: Joint Filing Agreement, dated December 22, 2004, among (i) Perseus-Soros BioPharmaceutical Fund, LP,
                            (ii) Perseus-Soros Partners, LLC, (iii) Perseus BioTech Fund Partners, LLC, (iv) SFM Participation, L.P., (v) SFM AH LLC, (vi) Frank H. Pearl, (vii) George Soros, (viii) Soros Fund Management LLC, and
                            (ix) Perseuspur, LLC (previously filed)

CUSIP NO. 09059N100                                               Page 15 of 17


              Exhibit 2: Tender and Voting Agreement, dated May 29, 2007, by and among Genzyme Corporation, a Massachusetts corporation, Wichita Bio Corporation, a Delaware corporation and direct or indirect wholly owned subsidiary of Genzyme Corporation, and Perseus-Soros BioPharmaceutical Fund, LP.

              Exhibit 3:    Power of  Attorney,  dated May 9, 2007,  appointing
                            Kenneth    M.    Socha   and   Rona    Kennedy   as
                            Attorney-in-Fact for Frank H. Pearl.

              Exhibit 4: Power of Attorney, dated June 16, 2005, appointing Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber and Robert Soros as Attorney-in-Fact for George Soros.

CUSIP NO. 09059N100                                               Page 16 of 17


               SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 30, 2007

                                PERSEUS-SOROS BIOPHARMACEUTICAL FUND, LP

                                By:     Perseus-Soros Partners, LLC
                                        General Partner

                                By:     SFM Participation, L.P.
                                        Managing Member

                                By:     SFM AH LLC
                                        General Partner

                                By:     Soros Fund Management LLC
                                        Managing Member

                                By:     /s/  Jodye Anzalotta
                                        ---------------------------------------
                                        Name:   Jodye Anzalotta
                                        Title:  Assistant General Counsel


                                PERSEUS-SOROS PARTNERS, LLC

                                By:     SFM Participation, L.P.
                                        Managing Member

                                By:     SFM AH LLC
                                        General Partner

                                By:     Soros Fund Management LLC
                                        Managing Member

                                By:     /s/  Jodye Anzalotta
                                        ---------------------------------------
                                        Name:   Jodye Anzalotta
                                        Title:  Assistant General Counsel


                                PERSEUS BIOTECH FUND PARTNERS, LLC

                                By:     Perseuspur, LLC
                                        Managing Member

                                By:     /s/ Kenneth M. Socha
                                        ---------------------------------------
                                        Name:   Kenneth M. Socha
                                        Title:  Senior Managing Director


                                PERSEUSPUR, LLC

                                By:     /s/ Kenneth M. Socha
                                        ---------------------------------------
                                        Name:   Kenneth M. Socha
                                        Title:  Senior Managing Director

CUSIP NO. 09059N100                                               Page 17 of 17



                                MR. FRANK H. PEARL

                                By:     /s/ Kenneth M. Socha
                                        ---------------------------------------
                                        Name:   Kenneth M. Socha
                                        Title:  Attorney-in-Fact


                                SFM PARTICIPATION, L.P.

                                By:     SFM AH LLC
                                        General Partner

                                By:     Soros Fund Management LLC
                                        Managing Member

                                By:     /s/  Jodye Anzalotta
                                        ---------------------------------------
                                        Name:   Jodye Anzalotta
                                        Title:  Assistant General Counsel


                                SFM AH LLC

                                By:     Soros Fund Management LLC
                                        Managing Member

                                By:     /s/  Jodye Anzalotta
                                        ---------------------------------------
                                        Name:   Jodye Anzalotta
                                        Title:  Assistant General Counsel


                                MR. GEORGE SOROS

                                By:     /s/  Jodye Anzalotta
                                        ---------------------------------------
                                        Name:   Jodye Anzalotta
                                        Title:  Attorney-in-Fact


                                SOROS FUND MANAGEMENT LLC

                                By:     /s/  Jodye Anzalotta
                                        ---------------------------------------
                                        Name:   Jodye Anzalotta
                                        Title:  Assistant General Counsel